EXHIBIT (c)(viii)

Queensland Sustainability Report 2021

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of the ongoing novel coronavirus (COVID-19) pandemic;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

Queensland Sustainability

Report 2021

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Introduction

This is the State of Queensland’s inaugural Sustainability Report. The Queensland Government has a key role in managing the state’s environment, communities, and financial resources for future generations. It acknowledges the increasing expectations of the global community to demonstrate its approach to considering Environmental, Social and Governance (ESG) factors in its decision-making.

As stakeholders increasingly look to integrate ESG considerations into their investment approaches and disclosures, this report provides information on the State of Queensland’s commitments and outcomes. It provides:

●	information on ESG focus areas that the state has identified

●	the policies supporting the management of these and relevant reporting data

●	public non-financial data for a broader range of relevant ESG factors (see Appendix A). The supporting Data Dictionary provides a full set of definitions and sources.

The Queensland Government recognises that just as ESG factors are linked to the Queensland economy, the individual factors are also interconnected. The Queensland Government has an important responsibility in considering all three factors; environmental, social and governance.

Queensland is currently rated AA for ESG by MSCI, as of July 20211, and the government has made many proactive policy commitments to secure a future of sustainable, inclusive growth.

ESG focus areas

This report outlines the state’s ESG focus areas, and actions the Queensland Government is taking to advance sustainable development of its communities and capture opportunities. The Queensland Government has identified seven ESG focus areas across:

●	Environmental issues and opportunities (e.g. climate change, renewable energy, vulnerability to natural disasters, environmental protection and natural resource management).

●	Social issues and opportunities (e.g. economic risk and performance of the labour market, the state’s health and education systems, and social cohesion).

●	Governance issues and opportunities (e.g. political stability, institutional strength, and financial management).

The focus areas have been informed by market research to identify relevant areas of interest to investors, rating agencies and other financial stakeholders. The report has been developed with consideration given to the qualitative and quantitative ESG information requirements outlined in publicly available investment, reporting and rating agency frameworks. The data sets in Appendix A have been compiled by the Queensland Government Statistician’s Office from independent sources.

The State notes the wide range of available ESG reporting frameworks and methodologies. While there is currently no mandatory sustainability reporting framework, the Queensland Government continues to monitor and be informed by developments in this area.

This report should be read in conjunction with the Report on State Finances of the Queensland Government for a complete view of the financial operations and performance of the state.

We welcome your feedback

The overarching objective has been to provide greater understanding and transparency and to support ongoing engagement with stakeholders about ESG-related issues and opportunities.

The Queensland Government acknowledges its role in actively managing ESG issues and opportunities and is committed to ongoing improvements to its ESG reporting. We welcome the opportunity to engage with stakeholders on the State’s approach to identifying and reporting on ESG factors, and to inform future focus areas. You can contact us at: info@treasury.qld.gov.au.

1 As of July 2021, the State of Queensland received an ESG rating of AA, ESG Trend Negative. Certain information © 2021 MSCI ESG Research LLC. No use or distribution without written consent. Data provided “as is” without any warranties. MSCI ESG Research LLC and affiliates assume no liability for or in connection with the data. Although the State of Queensland’s information providers, including without limitation, MSCI ESG Research LLC and its affiliates (the “ESG Parties”), obtain information (the “Information”) from sources they consider reliable, none of the ESG Parties warrants or guarantees the originality, accuracy and/or completeness, of any data herein and expressly disclaim all express or implied warranties, including those of merchantability and fitness for a particular purpose. The Information may only be used for your internal use, may not be reproduced or redisseminated in any form and may not be used as a basis for, or a component of, any financial instruments or products or indices. Further, none of the Information can in and of itself be used to determine which securities to buy or sell or when to buy or sell them. None of the ESG Parties shall have any liability for any errors or omissions in connection with any data herein, or any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

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Overview of Queensland’s seven ESG focus areas

Table 1: ESG focus areas

Focus area	Themes	Policy response areas

Environment

1. Climate action	Addressing the causes and impacts of climate change through collaborative efforts, while ensuring the long-term sustainability and viability of the economy and communities.

●  Queensland Climate Action Plan

●  Renewable energy and exports (including hydrogen and biofuels)

●  Carbon farming

●  Sustainable finance

●  Reducing emissions from government operations, including use of Electric Vehicles

2. Exposure to environmental externalities and vulnerability to natural disasters	Physical impacts to the state arising from extreme weather results, such as storms, cyclones, floods, droughts, fires, changes in temperature and sea levels.	● Disaster resilience ● Disaster funding arrangements

3. Environmental protection and natural resource management	The effective protection of the environment, sustainable management of the state’s natural resources and the long- term competitiveness and economic potential of the economy.

●  Water conservation and security

●  Agricultural adaptation

●  Biodiversity and ecosystems

●  Waste management and resource recovery

●  Protected areas and vegetation management

●  The Great Barrier Reef

●  New economy minerals

●  Mine site rehabilitation and financial assurance

Social

4. Investment in education and health services	Economic competitiveness and productivity supported by a healthy and productive population.	● Education access and quality ● New schools and upgrades ● Health sector capacity ● Wellbeing initiatives

5. Equitable access to opportunities and services	Economic performance and productivity of the workforce through improved diversity and inclusion.	● Human rights and equal opportunities ● Aboriginal and Torres Strait Islander (First Nations peoples) outcomes ● Social housing

6. Economic risk	Management of macroeconomic factors that could affect the state’s opportunities, both domestically and abroad.	● Economic diversification ● Queensland’s COVID-19 Economic Recovery Plan, including health and low-carbon sector investment ● Skills and labour force development

Governance

7. Financial management	The financial capital and expertise to manage the state’s resources.	● Economic management ● Operating and fiscal balances ● Debt sustainability

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Environment

Queensland has a range of natural capital assets, including an abundant supply of metal and mineral resources, renewable energy sources, productive agricultural land, clean secure water supplies, biological diversity, important ecosystems, and globally recognised protected areas including, World Heritage Areas.

The state has a strong track record of leveraging its natural capital to develop new industries, such as the liquefied natural gas (LNG) export supply chain, new economy minerals and bio-futures.

Queensland’s native plants (flora) and animals (fauna) are unique and valuable elements of the state’s rich biodiversity. Conserving native biodiversity in Queensland not only ensures its protection for future generations, but helps maintain healthy ecosystems, clean water and clean air. Protecting Queensland’s natural environment in a way that complements economic development is a priority for the Queensland Government.

Focus area 1: Climate action

Climate change is driving a global economic transformation towards zero net greenhouse gas emissions, which presents both opportunities and challenges for Queensland’s economy. Queensland’s policy response to the global trend is focused on building on its competitive advantages, while also ensuring the long-term sustainability and viability of communities and industries.

The government continues to evaluate the fiscal and social impacts and opportunities that will emerge as a result of shaping a low carbon, sustainable economy.

Queensland’s exposure to carbon intensive industries and associated (scope 3)2 emissions could have negative impacts on growth, employment, exports and tax royalty revenue. However, there is an opportunity to build on Queensland’s natural advantages including some of the National Energy Market’s highest quality wind and solar resources, new economy minerals used for renewables and other technologies, low and zero emission fuels and natural capital for environmental markets.

Queensland’s climate change initiatives and actions are being implemented through the Queensland Climate Action Plan 2030.

Queensland Climate Action Plan 2030

In July 2021, the Queensland Government released online its Climate Action Plan 2030, outlining the state’s investments and actions to reach its emissions reduction and renewables targets, create jobs and drive economic recovery from COVID-19.

The Climate Action Plan 2030 builds on work-to-date, including two foundational strategies released in 2017 – The Queensland Climate Transition Strategy (QCTS) and The Queensland Climate Adaptation Strategy (QCAS). The QCTS made a commitment to renewable energy and emission reduction targets (scope 1 and 2 emissions). The QCAS outlines how Queensland will prepare for current and future impacts of a changing climate that reduces risk and increases resilience.

The Queensland Government has set targets for reducing emissions while creating jobs:

●	50%[3] renewable energy target by 2030

●	30% emissions reduction below 2005 levels by 2030

●	Zero net emissions by 2050.

The Climate Action Plan 2030 will be driven by investment in energy, resources, manufacturing, transport, land and agriculture, tourism and climate-resilient infrastructure.

The Queensland Government’s commitment to support renewable investment and achieve its renewable energy target is key to supporting its emissions reduction targets. Queensland has made progress toward meeting its renewable energy target and Queensland’s 2019 emissions were 14 per cent below 2005 levels, which is approximately 50 per cent towards the state’s 2030 emissions reduction target.

2 Scope 1 greenhouse gas emissions are the emissions released to the atmosphere as a direct result of an activity; Scope 2 greenhouse gas emissions are the emissions released to the atmosphere from the indirect consumption of an energy commodity; and Scope 3 emissions are indirect greenhouse gas emissions, other than scope 2 emissions, that are generated in the wider global economy because of activities undertaken within Queensland.

3 For the purposes of measuring performance against this target, the Queensland Government currently reports a measure of renewable energy generation in Queensland as a proportion of electricity consumption within Queensland (excluding exports) i.e. An estimate of the proportion of electricity consumed in Queensland that is generated from renewable sources.

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The QCAS, included as part of the Queensland Climate Action Plan 2030, is focussed on helping Queensland prepare and adapt to climate change through understanding its impacts, managing the risks, and harnessing the opportunities.

It sets out four pathways:

1.	People and knowledge: Empower best practice to support risk management.

2.	State Government: Embed the consideration of climate change into policies, regulations and procedures, and to address risks to assets and services.

3.	Local Governments and regions: Partner to embed climate risk into planning and development decisions.

4.	Sectors and systems: Support collaboration to identify adaptation needs and prioritise adaptation activities, including sector specific adaptation plans.

Acknowledgment of exposure to carbon intensive industries

The Queensland Government acknowledges the state’s current economic and environmental exposure to carbon intensive industries and their associated (scope 3) emissions:

●

Metallurgical coal – The majority of Queensland’s coal exports (around 70 per cent of the volume for FY2019–20, and 85 per cent of the value) is metallurgical coal, which is expected to remain the industry standard in steel production for some time despite its contribution to global emissions. Queensland is a large seaborne exporter of metallurgical coal and, based on analysis conducted by the International Energy Agency, the Queensland Government considers this market to remain relatively stable for at least the medium-term[4].

●

Thermal coal – Used for electricity generation, thermal coal has traditionally been significantly less important for exports making up around seven per cent of total Queensland merchandise exports, which is 15 per cent of coal exports value, in the FY2019–20. Domestically, it currently accounts for approximately 68 per cent of Queensland’s total electricity generation, which is expected to decline as further progress is made towards Queensland’s renewable energy target (refer Appendix A: Metric 4).

●	LNG – Queensland’s LNG industry has grown in recent years and plays a role in supporting the global and domestic uptake of renewables.

The global trend towards zero net emissions has been evident for some time now and the shift away from fossil fuels is expected to continue in the coming decades. Key factors will also likely offset any long-term risk to revenue posed by the move away from fossil fuels. For example, under current arrangements, a decrease in royalty revenue will likely be offset over time by an increase in Goods and Services Tax (GST) revenue distributed by the Australian Government.

The Queensland Government considers the most significant factors impacting the future demand for both metallurgical and thermal coal to be future demand from key economies in North-East and South-East Asia. However, Queensland has a diverse economy, where no single sector makes up more than 12 per cent of economic output. It also has a diverse revenue base that is not overly reliant on any single stream. For example, total coal export royalty revenue accounted for 6.1 per cent of General Government revenue in FY2019–20, with thermal coal contributing a small component of this.

Queensland’s pathway to a low carbon economy

The Queensland Government is committed to playing its part in the global efforts to take action on climate change. Along with other states and territories, it has independently signed the international Under2 Memorandum of Understanding as part of a coalition of subnational governments committed to achieve zero net emissions by 2050. Queensland is investing in, and supporting the development of, renewable energy generation and has some of the National Energy Market’s highest quality wind and solar resources.

Queensland continues to build on its strong track record of leveraging its natural capital to grow the economy and develop new industries and job opportunities.

Renewable energy is key to Queensland achieving its emissions targets. Therefore, the Queensland Government is investing in renewable energy projects, supporting infrastructure and facilitating the growth of

4 This study was prepared on the basis of information available at the time of release of the 2019 World Energy Outlook. While the analysis does not include more recent developments, particularly the COVID-19 outbreak and developments in the trade relationship between China and Australia, their impacts are expected to be relatively short-lived compared with the underlying drivers of the long-term outlook (up to 2040) described in this report.

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private investment. This will continue to support a competitive, clean energy supply for Queensland industries, businesses, and households. The Queensland Government’s initiatives include:

●

The establishment of CleanCo, with approximately 1,100MW of low-emission generation assets and a mandate to support 1,000MW of new renewable energy generation capacity in Queensland by 2025 and deliver the Queensland Government’s Renewables 400 reverse auction.

●

A $2 billion Queensland Renewable Energy and Hydrogen Jobs Fund (formerly the Queensland Renewable Energy Fund), for energy government-owned corporations to increase investment in commercial renewable energy and hydrogen projects, along with supporting infrastructure, including in partnership with the private sector.

●

48 large scale renewable energy projects as at October 2021 (operating, under construction or financially committed). This represents approximately $11 billion of investment and around 7,600 construction jobs. Combined with rooftop solar, Queensland has approximately 6,900MW of renewable energy capacity.

●

A $145 million commitment to establish three renewable energy zones across Queensland, which aim to bring together coordinated investment in transmission and generation infrastructure with industrial demand in a way that benefits the economy and communities.

●	Delivering a Queensland Hydrogen Industry Strategy and committing more than $60 million to support hydrogen projects and training facilities.

Queensland’s resources sector is also increasingly focused on facilitating exploration and development of minerals such as cobalt, copper, zinc and vanadium that are in high demand from the renewable energy and technology sectors. Queensland is focused on developing a renewables export industry and is developing Queensland’s hydrogen industry.

The government also sees biotechnology and bioproducts as key to meeting its emissions targets and aims to establish a $1 billion sustainable and export-oriented sector. The government has a range of other initiatives supporting its targets, including: The Land Restoration Fund and Carbon Reduction Investment Fund for carbon farming; waste management and resource recovery; and the electric vehicle super-highway.

This ongoing public and private investment in new and emerging industries across Queensland’s regions aims to generate regionally based renewable energy and jobs and more industrial zones, hydrogen hubs and manufacturing jobs. With a skilled workforce, strong vocational education and training systems and leading university and research institutions, Queensland is building on these strengths to provide more quality job opportunities for Queenslanders.

Focus area 2: Exposure to environmental externalities and vulnerability to natural disasters

Queensland is experienced in effectively managing the impact of extreme weather events, such as storms, cyclones, floods, droughts, and fires. This institutional experience prepares Queensland for managing the physical risks related to climate change.

The government administers a range of policies aimed at both natural disaster response and adaptation. The Queensland Strategy for Disaster Resilience provides an overarching framework to enable Queenslanders to anticipate, respond and adapt to disasters. The Queensland Reconstruction Authority (QRA) was established to manage and coordinate the Queensland Government’s program of infrastructure renewal and recovery within disaster-affected communities. The government also maintains environmental monitoring of land surfaces, air and water quality, as well as coastal storm waves and tides during cyclones and floods to inform management authorities and the public.

As part of embedding the consideration of climate adaptation and addressing risks, the government has a range of other initiatives including the Queensland Climate Ready program to deliver a consistent whole-of-government approach to climate risk management and supporting local councils to manage their climate risk through the Queensland Climate Resilient Councils and QCoast2100 programs.

Focus area 3: Environmental protection and natural resource management

The government has an important role in managing the state’s natural resources and capital, supporting Queensland’s long-term competitiveness and economic potential.

A significant proportion of Queensland’s land is used for agriculture and the government has been proactive in setting policies to support the sector to be more sustainable and adapt to the impacts of climate change. Queensland also has a number of policies and programs to protect its natural capital including its unique

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biodiversity and ecosystems, threatened species, and conserving its natural habitat, with more than 1,000 national parks and other protected areas. These natural assets are important contributors to the tourism industry and local economies. Queensland also has rich cultural values and priority actions include partnering with First Nations peoples to deliver the best Care for Country through traditional knowledge and expertise, and introducing new co-stewardship arrangements. The government is committed to supporting the utilisation of new economy minerals (e.g. cobalt, copper, zinc and vanadium) – highly in demand from the renewable energy and technology sectors – and the development of processing and downstream manufacturing industries. The government has strict environmental assessment standards for new mines and stringent mine site rehabilitation policies for improving environmental outcomes and minimising financial risk for the state.

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Policy responses to environmental focus areas

Table 3 summarises a selection of Queensland Government policies that support managing the identified environmental focus areas.

Table 3: Policy responses to environmental ESG focus areas

Policy response	Strategies and goals	Outcomes

1. Climate action

Queensland Climate Action Plan 2030

The Queensland Climate Action Plan 2030 outlines the State’s investments and actions to reach its emissions and renewables targets, create jobs and drive economic recovery from COVID-19.

The Queensland Government has set targets for reducing emissions:

●  50%[5] renewable energy target by 2030

●  30% emissions reduction below 2005 levels by 2030

●  Zero net emissions by 2050.

The Queensland Government expects net emissions to trend lower over time as the energy sector continues to decarbonise.

It is also taking steps to ensure Queensland becomes more climate resilient and manages the risks associated with a changing climate through the Queensland Climate Adaptation Strategy framework. Seven adaptation plans have been developed to prioritise climate change adaption activities across key industry and community sectors.

Climate policy outcomes:

●  Approx. 20% proportion of electricity consumption within Queensland is renewable, excluding exports (2020-21)[5].

●  15.9% renewable energy output, as percentage of total energy output (2020).

●  Emissions reduction of 14% below 2005 levels (2019), which is approx. 50% towards the state’s 2030 emissions reduction target.

●  164.5M tonnes net CO2-e emissions (2019).

●  32 tonnes net CO2-e per capita (2019).

See Appendix A: ESG data disclosures: Metrics 1, 3, 4 and 5.

50%[5] renewable energy target by 2030

Queensland has an integrated strategy designed to deliver a long-term, secure energy supply, and a cleaner energy sector with stable energy prices. Key measures include:

●  CleanCo, Queensland’s publicly owned clean energy company with a target to support 1,400MW of new renewable generation by 2025. Its current portfolio of low-emission assets (e.g. conventional hydrogen, pumped storage hydrogen and combined cycle gas) has a generation capacity of 1,100 MW. $250M funding over two years committed in the 2019–20 Queensland Budget.

●  Funding of $2B for the Queensland Renewable Energy and Hydrogen Jobs Fund (formerly the $500M Queensland Renewable Energy Fund), for energy Government owned corporations to increase investment in commercial renewable energy and hydrogen

Renewable energy outcomes:

●  Approx. 20% proportion of electricity consumption within Queensland is renewable, excluding exports (2020–21)5.

●  48 large scale renewable energy projects operational, financially committed or are under construction, representing around $11B of investment.

●  Approx. 6,900MW of renewable energy capacity (as at October 2021), and significant growth in small scale solar (approx. 70,000 systems / 600MW of output installed in FY 2020–21).

●  CleanCo established with a mandate to support 1,000MW of new renewable energy generation capacity in Queensland by 2025 and deliver the Queensland Government’s Renewables 400 reverse auction. CleanCo is well progressed to meet its mandate, including

5 For the purposes of measuring performance against this target, the Queensland Government currently reports a measure of renewable energy generation in Queensland as a proportion of electricity consumption within Queensland (excluding exports). i.e. An estimate of the proportion of electricity consumed in Queensland that is generated from renewable sources.

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Policy response	Strategies and goals	Outcomes

projects as well as supporting infrastructure, including in partnership with the private sector.

●  $145M commitment to establish three Queensland Renewable Energy Zones (QREZ) (northern, central and southern). In these zones, the Government will undertake strategic network investments, streamline the development of new renewable energy projects and work to match industrial energy demand with low cost, clean, renewable energy.

the Karara Wind Farm which CleanCo will build, own and operate, and purchase agreements for the Western Downs Green Power Hub (solar), Kaban Green Power Hub (wind), Dulacca Renewable Energy Project (wind) and Macintye Wind Farm.

●  $1B of the Queensland Renewable Energy and Hydrogen Jobs Fund to be delivered between 2021–22 and 2024–25.

●  Government-owned generators now own or support more than 2,000MW of renewable energy generation.

●  First stage of developing the Northern QREZ announced with:

–  $40M for network upgrades to unlock up to 500MW of renewable energy potential in Far North Queensland

–  Neoen Australia’s 157MW Kaban Green Power Hub wind farm, valued at ~$370M

–  $22M committed for detailed design and cost analysis for pumped hydrogen at Borumba Dam in the Southern QREZ, being undertaken by publicly-owned electricity transmission company Powerlink. The site has the potential to be the state’s largest pumped hydrogen station, powering an estimated 1.5 million homes.

●  $17M to establish a renewable energy training facility in Brisbane.

See Appendix A: ESG data disclosures: Metrics 3, 4, 5 and 6.

Queensland Hydrogen Strategy and Biofutures Industry Development

The Queensland Hydrogen Industry Strategy aims to support a low-emissions economy and create growth opportunities for new export markets. Through the strategy more than $60M has been committed to support hydrogen projects and training facilities and private sector projects.

The Queensland Biofutures 10-Year Roadmap and Action Plan aims to establish a $1B sustainable and export-oriented industrial biotechnology and bioproducts sector to help meet the state’s emissions targets. The government is funding several initiatives including $19M across the: Biofutures Industry Development Fund, Biofutures Acceleration Program, Biofutures Commercialisation Program and Biofutures Queensland sectoral unit.

Hydrogen and biofuels outcomes:

●  Queensland Hydrogen Taskforce established to fast-track the planning, development, production, domestic use and export of hydrogen from Queensland.

●  CS Energy Limited (a government-owned generator) announced construction of a renewable hydrogen plant, following a successful feasibility study with IHI Corporation.

●  Partnership between Stanwell Limited (a government-owned generator) and Iwatani Corporation to progress planning for a renewable hydrogen facility.

●  Memorandum of Understandings signed for a ‘hydrogen ecosystem’ in Gladstone to progress opportunities in the region and for potential hydrogen facilities in Mackay and Townsville.

●  Construction commenced on Queensland’s $20M Hydrogen Training Centre of Excellence.

●  Two biofuel mandates providing market certainty:

–  4% of regular unleaded petrol sales to be ethanol

–  0.5% of all diesel fuel sold be biobased.

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Policy response	Strategies and goals	Outcomes

See Appendix A: ESG data disclosures: Metrics 1, 3, 4, 5 and 6.

Electric Vehicle Strategy	The government’s Electric Vehicle Strategy aims to increase the adoption of electric vehicles (EVs) to lower transport emissions.

Electric vehicle outcomes:

●  Queensland’s Electric Super Highway, the world’s longest in a single state, spanning approx. 2000 kms:

–  31 charging stations along Queensland’s Electric Super Highway to support the uptake of EVs

–  as at 1 August 2021, use of Queensland’s Electric Super Highway totalled 495,600kWh supporting 2,477,900 kms of zero emission travel

–  an additional 18 charging stations announced in regional areas, almost doubling span of the Queensland Electric Super Highway to 3,800kms.

●  The government offers lower annual vehicle registration charges and stamp duty for electric vehicle owners.

See Appendix A: ESG data disclosures: Metrics 1,4, 5 and 6.

Land Restoration Fund (Carbon farming)	This fund is expanding carbon farming in Queensland by supporting projects that deliver additional environmental, social, economic and First Nations peoples outcomes, known as co-benefits.

Land Restoration Fund outcomes:

●  Approx. $90M committed to support 16 carbon farming projects in the 2020 investment round.

●  A second investment round of $25M announced for 2021.

See Appendix A: ESG data disclosures: Metric 1.

Carbon Reduction Investment Fund	The 2021–22 Queensland Budget announced the establishment of a $500M Carbon Reduction Investment Fund, with its returns intended to support the existing Land Restoration Fund (LRF) to leverage private finance and investment and support financially sustainable carbon markets.	See Appendix A: ESG data disclosures: Metric 1.

Sustainable finance

Queensland Treasury Corporation (QTC) issues green bonds on behalf of the government. The net proceeds are allocated against eligible projects and assets that support Queensland’s pathway to climate resilience and environmentally sustainable economy. For more information see QTC’s website.

QTC reports on the Cash Fund’s ESG profile, using the globally recognised ESG reporting provider MSCI.

Sustainable finance outcomes:

●  Approx. $7B outstanding across four green bond lines, making QTC a large, active semi-government issuer (as at 30 Sep 2021).

●  Eligible project pool of approx. $16.8B (as at 30 June 2021).

Reducing emissions from government operations	A number of initiatives including: ● Advancing Clean Energy Schools (ACES): $97M over three years to reduce energy costs through solar PV and energy efficiency measures.

Government emissions reduction outcomes:

●  Approx. 32,000 solar panels on Queensland state schools, capable of generating 11 megawatts of power.

●  Achieved targets with 112 EVs in the Government fleet as at 2021, including five hydrogen fuel cell electric vehicles.

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Policy response	Strategies and goals	Outcomes

●  Cooler Cleaner Schools program: $71M for the to install solar PV systems on Queensland state schools.

●  The QFleet Electric Vehicle Strategy: The government’s commitment to at least double the number of electric vehicles (EVs) in the government fleet annually from 2018–2022.

●  The Queensland Police Service Electricity Optimisation Project: This initiative has resulted in new solar systems as well as more energy efficient lighting and air-conditioning.

●  The CarbonPlus Fund: A $8.4M investment to offset Government vehicle fleet emissions and to support Aboriginal and Torres Strait Islanders carbon farming projects.

●  Commitment to establish an office of Hospital Sustainability within the Department of Health. The office will be directly responsible for implementing the $30M Emissions Reduction Program as well as investment in green and sustainable infrastructure.

●  As at 30 June 2019, installed 1.7MW of solar systems at 45 police stations across Queensland.

●  Since 2019, more than one megawatt of solar and 32 kilowatt hours of battery storage have been installed across remote Aboriginal and Torres Strait Islander communities in north Queensland to reduce the use of diesel power.

See Appendix A: ESG data disclosures: Metrics 1, 2, 3, 4, 5 and 6.

2. Exposure to environmental externalities and vulnerabilities to natural disasters

Queensland Reconstruction Authority

The Queensland Reconstruction Authority:

●  Manages and coordinates the Queensland Government’s program of infrastructure renewal and recovery within disaster-affected communities.

●  Administers the Queensland Strategy for Disaster Resilience which provides an overarching framework to empower Queenslanders to anticipate, respond and adapt to disasters.

●  Administers the Disaster Recovery Funding Arrangements (DRFA) – a jointly funded Australian-state scheme which provides financial support to assist in the recovery of individuals, communities, local governments and state agencies impacted by an eligible disaster.

●  Administers the state Disaster Relief Arrangements, a Queensland Government funded arrangement covering a wider range of events than the DRFA to assist Queensland communities where personal hardship exists following a disaster event.

Disaster recovery and reconstruction outcomes:

●  Disaster recovery and reconstruction programs with an estimated value of $2.15B, from 23 disaster events in 2019–20 and 12 in 2018–19.

●  $100M Betterment Fund established in 2019, in joint-partnership with the Australian Government, allowing local governments to rebuild essential public assets to a more resilient standard that helps them withstand the impacts of future disasters.

Queensland Resilience and Risk Reduction Fund (QRRRF)	Provides $65M over the five years from 2020 to support initiatives to deliver mitigation and resilience projects.	Fund disbursement outcomes: ● 18 QRRRF Queensland funded projects / approx. $3.5M (2019–20). ● 48 additional QRRRF jointly funded projects / approx. $9.5M.

QCoast2100	An initiative to assist local government councils to prepare plans and strategies for addressing the impact of climate change, with $15M funding committed up to 2023–24.	Costal management outcomes: ● Local government action plans to manage coastal hazards.

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Policy response	Strategies and goals	Outcomes

3. Environment protection and natural resource management

Water conservation and security	Investment to ensure future water security through a program of initiatives in recycling, desalination, and large-scale interconnection of the pipeline networks across South-East Queensland following the 1996–2010 drought. Queensland’s Water Act 2000 prescribes a framework to provide long-term water security for South East Queensland.

Water conservation and security outcomes:

●  South East Queensland’s water security (serving the majority of the state’s population) is rated as medium-high, demonstrating the strength of the network.

●  The Queensland Government engages with councils and water service providers to better understand the ability of current water supply systems to supply water for future growth in regional urban areas.

Agriculture Sector	The Agriculture Sector Adaptation Plan highlights current climate adaptation activities within the agriculture sector and considers gaps and barriers to sound climate adaptation in the farming community. Advance Queensland and the Queensland Agriculture and Food Research, Development and Extension 10-Year Roadmap and Action Plan provides support for sectoral innovation and the development of agri-technology.	See Appendix A: ESG data disclosures: Metric 11.

Government’s Drought and Climate Adaptation Program	Assists agricultural producers to better manage the impact of drought and climate change. Through the program, climate scientists, government and non-government agencies, producers and industry leaders are collaborating to help producers better manage the financial risks associated with climate change through improved forecasting, tools and other activities.	Drought and climate change adaptation outcomes: ● 272 producers (representing a min. 209,000 head of cattle and 13,300 head of sheep) have altered their business operations.

Biodiversity and Ecosystems Climate Adaptation Plan	The Biodiversity and Ecosystems Climate Adaptation Plan aims to foster collaboration and strategic problem-solving, planning and on-ground action to minimise the negative impacts of climate change on Queensland’s biodiversity and ecosystems.	See Appendix A: ESG data disclosures: Metrics 7, 8, 9, 10 and 11.

Environmental Protection (Air) Policy 2019	The Environmental Protection (Air) Policy 2019 sets air quality objectives for the state. The policy sets the targets for particulate matter 2.5 and 10, particles which result from pollution, smoke, dust and haze and can negatively impact human health.	See Appendix A: ESG data disclosures: Metric 2.

Waste Management and Resource Recovery Strategy	Queensland’s Waste Management and Resource Recovery Strategy, underpinned by a waste disposal levy, provides the strategic framework for Queensland to become a zero-waste society, where waste is avoided, reused and recycled to the greatest possible extent. Tackling plastic waste: Queensland’s Plastic Pollution Reduction Plan sets the direction for Queensland to be part of the global solution to plastic pollution.

●  $93.6M over four years and $24.2M annually provided in the 2021–22 Queensland Budget to continue the implementation of the Queensland Waste Management and Resource Recovery Strategy.

●  The supply of single-use plastic straws, stirrers, plates, bowls, cutlery and expanded polystyrene takeaway food containers and cups is banned in Queensland. The ban came into effect on 1 September 2021.

Queensland Sustainability Report, November 2021	Page	13

Policy response	Strategies and goals	Outcomes

Queensland Protected Areas Strategy 2020– 2030	The government has set the overarching framework, strategic direction and actions to further enhance Queensland’s protected areas and the natural habitats and ecosystems they support.

Protected areas outcomes:

●  $28 million allocated for expanding the public protected area estate over 2020–2024.

●  $24 million over 2021–2024 to expand the conservation of Queensland’s ecosystems and cultural heritage carried out through the Queensland Indigenous Land and Sea Ranger program.

See Appendix A: ESG data disclosures: Metric 7, 8, 9, 10 and 11.

Vegetation Management and Other Legislation Amendment Act 2018	These laws reinstated stronger vegetation management and protection as unsustainable rates of tree-clearing were having a negative impact on the environment and the climate.

Vegetation management outcomes:

●  Ceasing broadscale clearing of remnant vegetation by removing provisions which allowed clearing for high value agriculture and irrigated high value agriculture.

●  Protecting an additional 862,506 hectares of ‘high value regrowth’, with trees older than 15 years-old now protected.

●  Providing consistent protection to regrowth vegetation in all Great Barrier Reef catchments.

Protecting and managing the Great Barrier Reef

The Reef 2050 Long-Term Sustainability Plan is the Australian and Queensland Government’s overarching framework for protecting and managing the Great Barrier Reef.

Under this plan the Queensland Government has introduced a number of commitments including the Sustainable Ports Development Act 2015 to reduce the impacts of port development and the Queensland Sustainable Fisheries Strategy 2017–2027. It has also strengthened Reef protection regulations to improve Reef water quality and reduce the impact of vegetation clearing.

It is also implementing the Reef 2050 Water Quality Improvement Plan 2017–2022, which identifies how the water quality outcome under the broader Reef 2050 Long-Term Sustainability Plan will be delivered.

Reef outcomes:

●  $270.1M, allocated over five years from 2017–18 to 2021–22 for the Reef 2050 Water Quality Improvement Plan. This is in addition to the $397M invested by the Australian Government.

●  The Reef Water Quality Report Card measures progress towards the Reef 2050 Water Quality Improvement Plan. It notes progress is on track to meet some targets in some locations, however more action is required (as at June 2019):

–  good progress for dissolved inorganic nitrogen, annual reduction of 4.3% across the Great Barrier Reef catchment

–  graziers and producers across catchments have taken action to improve their land management practices which is reducing soil and nutrients flowing into local waterways

–  overall marine condition remained poor in 2018–2019, due to a range of pressures including above-average sea temperatures, rainfall and extreme weather events.

New Economy Minerals

The Queensland Government is investing in exploration activities to improve the scientific understanding of geosciences data needed by industry to help locate and define deposits for future production.

The government has issued a New economy minerals prospectus 2020, committing to developing the potential of the North West and North East Minerals Provinces.

New economy minerals policy outcomes:

●  The prospectus, together with the Australian Government’s New Critical Minerals Prospectus 2020 and Using Our Resource Strengths to Grow Manufacturing initiative are key documents in setting out the value-proposition for overseas and domestic investors.

Queensland Sustainability Report, November 2021	Page	14

Policy response	Strategies and goals	Outcomes

The prospectus supports Queensland’s aspirations to become a major contributor in the extraction of new economy minerals and the development of processing and downstream manufacturing industries (such as cobalt, copper, zinc and vanadium that are in high demand from the renewable energy and technology sectors).

●  The government has allocated more than $23M to facilitate the exploration and development of new economy minerals over the 5-year period from 2019 to 2024, through programs including the Strategic Resources Exploration Program and the Collaborative Exploration Initiative grants.

●  Partnership with the Sustainable Minerals Institute at the University of Queensland to develop sustainable methods for extracting rare earth elements.

Mine site rehabilitation	The government has undertaken an extensive review to improve the rehabilitation and financial assurance outcomes in the resources sector, including public consultation on a range of packages to improve the overall outcome for the state.

Mine site rehabilitation outcomes:

●  Inaugural Rehabilitation Commissioner appointed in 2021 under the Environmental Protection Act 1994. The Commissioner’s role is an independent, statutory position to monitor, engage and advise on resource rehabilitation performance.

●  Risk and Prioritisation Framework for Abandoned Mine Management and Remediation.

●  Progressive rehabilitation and closure of mined land.

●  Financial Provisioning Scheme.

Queensland Sustainability Report, November 2021	Page	15

Social

Queensland has an educated, healthy, and skilled workforce, underpinned by the government’s ongoing investment in education and health services, and other expenditure responsibilities – including social welfare and public order and safety. Queensland benefits from having a well-balanced, diversified economy and while the resources sector is an important component of our economy, it accounts for approximately 12 per cent of overall economic output.

Queensland’s population was approximately 5.2 million people as at the end of December 2020, which is around 20 per cent of Australia’s total population. Its reputation for lifestyle, geographic advantages and economic diversity attracts both skilled workers and investment to Queensland.

Focus area 4: Investment in education and health services

Queensland invests significantly in the health, education and social welfare of its citizens, which has cultivated a healthy, educated and productive workforce. For example, approximately 80 per cent of Queenslanders have completed further education, training or entered employment following secondary education. In addition, health outcomes for Queenslanders continue to improve, with life expectancy increasing.

The Government’s COVID-19 response further demonstrated its commitment to the health and education of Queenslanders. Approximately $1.2 billion was committed to expand Queensland’s health system to respond to the crisis. The government also provided targeted support to education and training providers, as well as training for jobseekers impacted by the COVID-19 pandemic.

Focus area 5: Equitable access to services and opportunities

The government is committed to policies which promote inclusion and diversity and in turn support labour force productivity. Focus areas include gender diversity, workforce participation, equitable outcomes, equitable access to health care and education and housing and opportunities for First Nations peoples (Aboriginal peoples and Torres Strait Islander peoples).

Since 1991, the Queensland Government has implemented legislation to protect against a comprehensive range of direct and indirect discrimination, on the basis of race and political beliefs through to gender identity. In 2019 it also introduced the Human Rights Act to provide statutory protection for human rights, as there is no Australian Act or Charter.

Focus area 6: Economic risks

The Queensland Government is investing to ensure that the economy continues to perform strongly. It recognises that a strong economic environment is fundamental to Queensland’s prospects both domestically and abroad. The government’s competent management of the COVID-19 crisis has underpinned a strong rebound in domestic activity and the strongest jobs growth in the nation. In September 2021, seasonally adjusted employment in Queensland was 97,700 persons above its pre-pandemic level in March 2020. The next strongest was Western Australia (up 49,400), while weakness in New South Wales (down 196,000) and Victoria (down 73,400) reflected the impact of Delta-variant lockdowns in those states. Queensland’s seasonally adjusted unemployment rate was 4.9 per cent in September 2021, its lowest in well over a decade and only slightly above the Australian unemployment rate of 4.6 per cent.

The Queensland Government acknowledges that an ordered and timely pathway to zero net emissions is fundamental to mitigating Queensland’s economic risks, particularly in respect to maintaining the state’s attractiveness as an investment destination and status as a competitive international exporter. The Queensland Government is also working to create new jobs in emerging and growth industries like defence and aerospace, food processing, biomedical, advanced manufacturing, new economy minerals, and renewable energy, including hydrogen. These priorities are reflected in the government’s COVID-19 Unite and Recover: Queensland’s Economic Recovery Plan.

Queensland’s COVID-19 Economic Recovery Plan

Queensland’s COVID-19 Economic Recovery Plan – Budget update provides an effective response to the COVID-19 health and economic crises. The economic recovery plan includes more than $14.5 billion in support measures for the health crisis response and economic recovery supported by increased borrowings. These measures provide essential support for service delivery as well as continued resources for COVID-19 support and recovery.

Queensland Sustainability Report, November 2021	Page	16

Globally, there is strong correlation between good health outcomes and good economic outcomes. Queensland’s effective health response underpins the current economic recovery. The capacity and resilience of the health system is the key to maintaining Queensland’s strong economic performance into the future. By safeguarding the health of Queenslanders and limiting the spread of COVID-19, the government was able to ease emergency health restrictions earlier than expected, and Queensland’s domestic economy has recovered more rapidly than most other economies across the world.

In the context of the crisis and the need for ongoing economic recovery, the government has responded to ensure Queenslanders have the skills they need to find meaningful jobs and establish pathways for the future, including in low-carbon industries.

A key element of the plan is the new $3.34 billion Queensland Jobs Fund, which brings together the government’s key investment attraction and industry development programs. It includes the $2 billion Queensland Renewable Energy and Hydrogen Jobs Fund for energy government-owned corporations to increase investment in commercial renewable energy and hydrogen projects, along with supporting infrastructure, including in partnership with the private sector. The government is also investing $145 million to develop Renewable Energy Zones across Queensland. In these zones, the government will undertake strategic network investments, streamline the development of new renewable energy projects, and work to match industrial energy demand with cost-effective, clean renewable energy.

Queensland Sustainability Report, November 2021	Page	17

Policy responses to social focus areas

Table 4 summarises a selection of Queensland Government policies that support managing the identified social focus areas.

Table 4: Policy responses to Social ESG focus areas

Policy response	Strategy and goals	Outcomes

4. Investment in education and health services

Access to appropriate and relevant modes of learning

The Queensland Government is committed to education, providing:

•  $18,754 in recurrent expenditure per student in government funded schools (2021).

•  Approx. $290M (2021) allocated to state schools to support school improvement initiatives under the Investing for Success (I4S) program.

•  6,190 new teachers and 1,139 new teacher aides to be employed over the four years from 2020–21 to support learning outcomes across the state.

Education access outcomes:

•  As at 2021, 93.1% Year 7 children have achieved at or above the national minimum standard for reading.

•  Between March 2015 and March 2021, full-time equivalent:

– teachers increased by 5,662 (or 13.45%)

– teacher aides increased by 1,431 (or 15.35%).

See Appendix A: ESG data disclosures: Metrics 17 and 18.

Advancing Education

Advancing Education: an action plan for education in Queensland aims to ensure:

•  The participation of vulnerable children in quality kindergarten programs rises to more than 95%.

•  The number of young people in education, training or employment after completing year 12 exceeds 90%.

Education outcomes:

•  96.2% of Queensland children were enrolled in an early childhood education program in 2020.

•  Approx. 80% of Queenslanders complete further education, training or employment following secondary education (as of 2019).

See Appendix A: ESG data disclosures: Metrics 17, 18 and 19.

New schools and upgrades

The Queensland Government has committed:

•  Approx. $1B over four years in the 2020–21 Queensland Budget for new classrooms and facilities at existing schools to meet growing enrolments under the ‘Great schools, great future’ initiative.

•  Increased funding of around $1.4B in the 2021–22 Queensland Budget for new schools to open in 2023 and 2024 and additional and renewed infrastructure in existing state schools.

•  $2.6B Building Future Schools Fund to deliver new schools in growth areas across the state, invest in existing school assets, and make strategic land acquisitions.

See Appendix A: ESG data disclosures: Metric 17.

Health funding in the 2020-21 Queensland Budget

$20.9B operating expenses allocated in the Queensland Budget for 2021–22, in addition to more than $1.35B for essential health infrastructure projects across the state, $2B for the Building Better Hospitals commitment to enhance capacity at three public hospitals in South East Queensland, and $265M to build seven satellite hospitals to enable our acute hospitals to safely manage patients via alternative models of care.

Health outcomes: • Additional 5,800 nurses, 1,500 doctors and 1,700 allied health professionals through to September 2024. See Appendix A: ESG data disclosures: Metrics 20, 21, 22, 23 and 24.

Queensland Sustainability Report, November 2021	Page	18

Policy response	Strategy and goals	Outcomes
Health and wellbeing initiatives

Key initiatives include:

●   My health, Queensland’s future: Advancing health 2026 – a 10-year vision to reduce the rate of suicide and obesity.

●   Prevention Strategic Framework 2017–2026 – a pathway for reducing chronic diseases and improving health for all Queenslanders.

●   Obesity Prevention Programs – resources to build capacity in making healthy choices.

●   Health and Wellbeing Queensland – established in 2019 to work in partnership with others to improve health and wellbeing and reduce health inequities.

●   The Human Health and Wellbeing Climate Change Adaptation Plan highlights current climate adaptation activities within healthcare, aged care and early childhood education and care services.

Health and wellbeing outcomes:

●  2.8 percentage point reduction in the number of children who are overweight or obese (2011–12 to 2017–18).

●  In 2020, 68% of children and 53% of adults were reported to have met daily recommendations for servings of fruit, and 46% of children and 59% of adults met recommendations for physical activity.

See Appendix A: ESG data disclosures: Metrics 21, 22 and 24.

5. Equitable access to opportunities and services
Legislation and policies to support human rights and equal opportunities

Legislation and initiatives include:

●   Human Rights Act 2019

●   Anti-Discrimination Act 1991

●   Public Employment Act 1992

●   Right to Information Act 2009

●   Modern Slavery Act 2018 (Australian Government)

●   Queensland Public Sector Gender Equity Strategy

Human rights and equal opportunities outcomes:

●  Human Rights Commissioner role established 2019.

●  Labour force participation rate of 62.0% for females compared to 70.7% for males for those aged 15 and over in September 2021 quarter.

●  Percentage of women appointed to Queensland Government Boards during 2020–21: 53%.

See Appendix A: ESG data disclosures: Metrics 15 and 16.

National Agreement on Closing the Gap

Queensland is a signatory to the new National Agreement on Closing the Gap which aims to overcome the inequality experienced by First Nations peoples and achieve life outcomes equal to all Australians.

At the Centre of the National Agreement are four priority reforms:

●   Strengthen and establish formal partnerships and decision-making.

●   Build the First Nations communities-controlled sector.

●   Transform government organisations so that they work better for First Nations peoples.

●   Improve and share access to data and information.

Overview of outcomes:

●  First Nations employment rate of approx. 49% compared to approx. 75% for non-Indigenous Australians (2018).

●  The government continues to negotiate native title land and water agreements, to recognise rights based on traditional laws and customs.

●  The Queensland Indigenous Procurement Policy, aims to increase the capacity and capability of First Nations Peoples’ businesses.

●  More than $317M to improve housing outcomes for First Nations peoples in Queensland, including $212.4M to improve social rental housing and deliver services in discrete communities, and $45.3M to improve state-owned and managed housing across   Queensland provided for in the 2021–22 Queensland Budget.

See Appendix A: ESG data disclosures: Metrics 23, 24, 25 and 26

Queensland Sustainability Report, November 2021	Page	19

Policy response	Strategy and goals	Outcomes
Social housing

$1.9B supporting The Queensland Housing Strategy 2021–2025 which is a four-year framework driving key reforms and targeted investment across the housing continuum.

The 2021–22 Queensland Budget provided additional funding of $314.9M over four years supporting the $1.908B Housing and Homelessness Action Plan 2021–25. This includes $1.813B over four years to increase supply and upgrade the existing social housing property portfolio, including $502.6M in capital works and capital grants in 2021–22.

The Queensland Government has established the $1B Housing Investment Fund, a long-term fund with returns used to drive new supply to support current and future housing needs across the state.

Social housing outcomes:

●  Contracts awarded for 1,528 new social homes and 287 affordable homes as at October 2019.

●  Delivered new protections for consumers through changes to legislation and funded new information and advisory services.

●  2020–21 Queensland Budget provisions include $526M to construct new dwellings, upgrade existing properties, and provide housing services including in First Nations communities.

6. Economic risk
Investment in research and development (R&D)

The Queensland Government makes substantial investments in R&D each year across all of its economic, environmental and social responsibilities, and also contributes to uplifting the R&D capability of the state’s universities.

It has also partnered with national science agency CSIRO on emerging economic and technological trends to assist with knowledge-intensive economic diversification.

R&D outcomes:

●  Approx. $380M spent on R&D by Queensland Government departments in 2019–20, including Queensland Health $126M and the Department of Agriculture and Fisheries $96M.

●  The $25M Research Infrastructure Co-investment Fund to be administered over 2019–2023, to support Queensland universities continue to attract new nationally significant research infrastructure.

See Appendix A: ESG data disclosures: Metrics 12 and 13

Advance Queensland Initiative	To build our competitive strengths, diversify our economy and create the knowledge-based jobs of the future, Advance Queensland is driving innovation-led economic growth through increased collaboration between government, industry and research organisations.	Advance Queensland outcomes: ● More than $1B committed ($755M Qld Govt / $670M program partners). ● 16,400 jobs supported. ● 60% of funding participants / 45% of jobs supported in regions.
Queensland Economic Recovery Plan –Budget Update

The Queensland Government’s Economic Recovery Plan has provided a decisive and effective response to the COVID-19 health and economic crisis.

To date, the Queensland Government has responded to the pandemic with more than $14.5 billion of initiatives, supporting Queenslanders right across the state, driving economic recovery and creating jobs.

The 2021–22 Queensland Budget also includes a $52.216 billion capital program over four years. The $14.688 billion capital program in 2021–22 will directly support around 46,500 jobs during the construction phase and support many more ongoing jobs through increased economic activity and connectivity.

Economic indicators:

●  Labour force participation rate 66.2% (those aged 15 and over September quarter 2021).

●  Unemployment rate 5.1% (September quarter 2021).

●  Youth unemployment rate 13.6% (15–24 years, 2020-21).

●  Employment up by 90,000 in October 2021 relative to March 2020 (pre-COVID)

See Appendix A: ESG data disclosures: Metric 14, Metric 25, Metric 27.

Queensland Sustainability Report, November 2021	Page	20

Policy response	Strategy and goals	Outcomes
Skills for Queensland

In the context of the COVID-19 crisis and the need for ongoing economic recovery, the government is responding to ensure Queenslanders have the skills they need to find meaningful jobs and set up pathways for the future. In 2019–20 the Queensland Government invested $978M in skills and training, including a $100.5M matching investment for no or low fee vocational education and training for jobseekers, school leavers and young people.

The 2021–22 Queensland Budget outlines additional funding for key initiatives, including:

●   Skilling Queenslanders for Work – $320M over four years to extend the program. The program will assist up to 15,000 disadvantaged Queenslanders each year.

●   Back to Work program – up to $140M in additional funding over four years for a revitalised program to provide eligible businesses the confidence to employ workers experiencing a period of unemployment and help those facing disadvantage in the labour market.

Skills for Queensland outcomes:

●  More than 43,000 enrolled in training courses under the joint State and Australian Government JobTrainer programs (as at 30 June 2021).

See Appendix A: ESG data disclosures: Metrics 14, 25 and 27.

Queensland Sustainability Report, November 2021	Page	21

Governance

Queensland’s resilience and economic strength is underpinned by a history of stable political and financial governance. Like all Australian states and territories, and the Australian Government, Queensland is a representative democracy. Queensland’s sound governance will continue to provide support as it works to mitigate ESG issues and secure opportunities.

Focus area 7: Financial management

The State’s financial management is a recognised strength and ongoing budget sustainability is central for the government to deliver its economic plan. The State operates a transparent budget process.

Queensland entered the COVID-19 crisis in a strong financial position, with the six prior budgets achieving operating surpluses. Future projected deficits reflect the government’s response to COVID-19, including more than $14.5 billion in support measures for the health crisis response and economic recovery, supported by increased borrowings.

The government developed a new Charter of Fiscal Responsibility to inform the 2021–22 Queensland Budget strategy. This charter includes renewed Fiscal Principles to support the government’s strategy to drive recovery, address fiscal repair and restore the state’s fiscal buffers.

The renewed fiscal principles provide objective measures that support the government’s post-COVID fiscal repair strategy, including a return to operating surplus. The principles will ensure that debt remains sustainable, expenses do not grow faster than revenues and capital is funded by surplus operating cash. Queensland will maintain its highly competitive tax environment and this government’s long-standing commitment to fully fund liabilities such as superannuation will continue.

As part of its measured and responsible plan to address the state’s debt, initiatives such as the Savings and Debt Plan and Queensland Future Fund Debt – Retirement Fund have been introduced. The Savings and Debt Plan targets savings of $3 billion over four years to 2023–24. Savings of $750 million in 2020–21 have been achieved. The Queensland Future Fund (QFF) – Debt Retirement Fund (DRF) has been established with the sole purpose of debt reduction and to hold investments for future growth to be used to offset state debt and support Queensland’s credit rating.

In the current environment of low interest rates, the government is actively refinancing its maturing higher-cost of debt and extending its debt duration to reduce refinancing and interest rate risk.

Prioritising economic recovery, along with targeted expenditure and capital prioritisation, will position Queensland well for fiscal repair and, the long-term outlook is that, once the budget returns to surplus, fiscal buffers will be restored and debt burden reduced.

Queensland Sustainability Report, November 2021	Page	22

Policy responses to governance focus areas

Table 5 summarises a selection of Queensland Government policies that support managing the identified governance focus areas.

Table 5: Policy responses to governance ESG focus areas
Policy	Strategy and goals	Outcomes
response
7. Financial management
Economic management	A diverse mix of domestically and externally focused sectors and floating currency means that the economy is well-placed to perform across all points throughout the business cycle.

Economic management outcomes:

●  Queensland GSP rose by 2.0% in 2020–21.

●  As at the 2021–22 Queensland Budget in June 2021, GSP growth was projected to return to its longer-run growth potential of around 2 3⁄4% per annum from 2021- 22 and across the later years of the forward estimates.

See Appendix A: ESG data disclosures: Metric 28.

Operating and fiscal balances

The government is maintaining its focus on delivering its infrastructure investment program, supporting economic growth across Queensland, enhancing frontline services. Operating and fiscal deficits are expected due the impact of COVID-19.

Operating and fiscal balance outcomes: ● Forecasts provided in the 2021–22 Queensland Budget. See Appendix A: ESG data disclosures: Metric 29.
Debt sustainability

General Government Sector interest expense as a proportion of revenue has declined over successive budgets with a smaller portion of state revenue required to service Queensland’s debt.

Initiatives to support debt management include the Queensland Future Fund – in 2020 the government passed legislation to establish the first of the Queensland Future Funds – which requires that amounts withdrawn from the fund can only be used for reducing debt. The Savings and Debt Plan – to deliver savings of $3B over four years to 2023–24 within government services by focusing on core business while sustaining effective frontline services.

Debt sustainability outcomes:

●  General Government Sector interest expenses have fallen from a peak of $2.33B in 2014–15 to $1.57B in 2020–21. Queensland’s interest expense is forecast to be around 2.8% of revenue in 2020–21.

●  Savings of $750M in 2020–21 have been achieved through the Savings and Debt Plan.

●  The government has achieved 47%, or $352.2M, of its savings target for 2020–21 through a range of measures.

●  The balance of the Debt Retirement Fund as at 30 June 2021 was $7.7B.

See Appendix A: ESG data disclosures: Metrics 30.

Queensland Sustainability Report, November 2021	Page	23

Appendix A: ESG datasets

Queensland has a detailed and evolving set of ESG datasets which investors can use to understand its risk profile. This appendix summarises the companion Data Set and Data Dictionary, compiled by the Queensland Government Statistician’s Office and representing the latest available information at the time of release. Stakeholders should review the data dictionary for a full set of definitions and sources for the indicators referenced in this attachment.

Environmental ESG datasets

Metric 1: Net CO2 emissions

Queensland’s total and per capita greenhouse gas emissions and total carbon dioxide equivalents.

Table: Total Net CO2-e emissions, Queensland

	2013	2014	2015	2016	2017	2018	2019

Gas Emissions (tonnes ‘000)

Carbon Dioxide	114,380	109,796	113,412	112,365	115,846	122,517	113,950

Methane	44,194	43,409	42,861	42,783	43,081	45,971	43,878

Nitrous Oxide	4,731	4,801	4,632	4,537	4,570	4,485	4,608

Other	1,491	1,604	1,801	1,817	1,830	1,856	2,102

Total carbon	164,796	159,609	162,707	161,502	165,327	174,828	164,538
dioxide equivalent (Net
CO2-e emissions)

Source: CO2 – Australian Government, Department of Industry, Science, Energy and Resources, Australian Greenhouse Emissions Information System, National Greenhouse Gas Inventory – UNFCCC classifications; Population – Australian Bureau of Statistics, National, state and territory population, Dec quarter 2020.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary; Emissions are revised each year; Estimates are based on the IPCC classification system used to report Australia’s greenhouse gas emission inventory under UNFCCC guidelines and to track Australia’s progress towards its 2030 Paris target. Please see the National Inventory Report for further information.

Table: Total Net CO2-e emissions per capita, Queensland

	2013	2014	2015	2016	2017	2018	2019
Population
(persons)	4,685,439	4,747,263	4,804,933	4,883,821	4,963,072	5,050,651	5,136,765
Per Capita Emissions (tonnes per person)
Carbon Dioxide	24.41	23.13	23.60	23.01	23.34	24.26	22.18

Total Carbon	35.17	33.62	33.86	33.07	33.31	34.61	32.03
Dioxide equivalent (Net
CO2-e emissions)

Source: CO2 – Australian Government, Department of Industry, Science, Energy and Resources, Australian Greenhouse Emissions Information System, National Greenhouse Gas Inventory – UNFCCC classifications; Population – Australian Bureau of Statistics, National, state and territory population, Dec quarter 2020.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary; Emissions are revised each year.

Metric 2: Particulate Matter (PM 2.5 and PM 10) air pollution

Queensland’s total net emissions of particulate matter for both PM 2.5 and PM10.

Table: Net emissions of Particulate Matter, Queensland

	2013	2014	2015	2016	2017	2018	2019
tones‘000
PM 2.5	574	627	576	557	559	515	517

PM 10	325	360	348	347	319	273	278

Source: Australian Government, Department of Industry, Science, Energy and Resources, Australian Greenhouse Emissions Information System, National Greenhouse Gas Inventory – UNFCCC classifications.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Queensland Sustainability Report, November 2021	Page	24

Metric 3: Renewable energy as a percentage of total energy consumed in Queensland

This metric measures the amount of renewable energy produced as a percentage of total energy consumed in Queensland, and relates to the Queensland Government’s energy objectives. For the purposes of measuring performance against this target (50% renewable energy by 2030), the Queensland Government currently reports a measure of renewable energy generation in Queensland as a proportion of electricity consumption within Queensland (excluding exports).

Table: Renewable energy as a percentage of total energy consumed in Queensland

	2019–20	2020–21

Renewable energy as % of total energy consumed in Queensland	17.9%	20.2%

Source: Department of Energy and Public Works Annual Report 2020-21; Department of Natural Resources, Mines and Energy 2019-20 Annual Report.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. The government has not set annual targets for the 50% target by 2030. Output of renewable energy generation on an annual basis is a market outcome and can vary year-to-year depending on a range of factors including electricity demand, the rate of deployment of projects and climatic variations (for example, resulting in higher or lower solar/wind/water resource availability).

Metric 4: Electricity generation by fuel type (non-renewable and renewable), financial year

Queensland’s total and by fuel type electricity generation for renewable and non-renewable fuels in a financial year.

Table: Electricity generation in Queensland, by fuel type, physical units

	2008–09	2009–10	2010–11	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20

GWh

Non-renewable fuels:

Black Coal	50,882.2	49,713.7	45,864.3	45,417.3	44,415.6	40,260.7	44,553.8	48,015.8	51,042.7	53,635.3	52,120.6	48,568.9

Natural gas	9,257.2	12,020.6	14,595.3	15,303.4	13,909.5	15,454.3	18,248.5	13,816.9	12,236.6	11,045.5	9,933.9	11,214.1

Oil Products	711.4	370.7	373.7	306.0	1,042.6	959.5	1,197.2	1,199.1	1,215.9	1,047.7	1,000.6	983.7

Other	691.8	1 025.9	1 038.7	15.7	54.2

Total non-renewable	61,542.6	63,130.9	61,872.0	61,042.4	59,421.9	56,674.5	63,999.5	63,031.9	64,495.2	65,728.5	63,055.1	60,766.8

Renewable fuels:

Bagasse, wood	1 472.1	1 466.5	823.7	1 005.6	1 117.8	1 403.0	1 550.3	1 656.3	1 291.8	1 252.9	1 157.9	1 029.8

Biogas	116.4	81.5	97.0	119.2	121.4	82.8	91.1	115.5	118.3	126.5	175.1	189.2

Wind	27.3	30.9	27.3	27.7	30.7	33.7	32.5	28.4	29.0	30.3	399.1	927.9

Hydro	820.2	572.8	965.6	723.2	684.1	820.9	649.1	491.7	672.2	646.1	1,057.3	634.6

Large-scale solar PV						4.0	5.9	7.3	34.1	171.5	1,491.7	3,334.5

Small-scale PV	50.8	121.3	400.6	760.3	1 310.2	1 460.6	1 788.0	2 055.9	2 335.9	2 760.9	3 330.2	4 120.2

Geothermal	0.5	0.5	0.5	0.5	0.5	0.5	0.6	0.2	0.5

Queensland Sustainability Report, November 2021	Page	25

Total renewable	2 487.3	2 273.5	2 314.7	2 636.5	3 264.7	3 805.5	4 117.5	4 355.3	4 481.7	4 988.1	7 611.4	10 236.2
Renewable (% of Total)	3.9%	3.5%	3.6%	4.1%	5.2%	6.3%	6.0%	6.5%	6.5%	7.1%	10.8%	14.4%
Total	64,029.9	65,404.4	64,186.7	63,678.9	62,686.6	60,480.0	68,117.0	67,387.1	68,976.8	70,716.6	70,666.5	71,003.0

Source: Department of the Industry, Science, Energy and Resources, Australian Energy Update, 2021, Table O.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. This table provides total electricity generation in Queensland, by fuel type, and includes off-grid systems and generation by businesses and households for this own use. These figures are different to the metric used for reporting against Queensland’s 50% renewable energy target by 2030 (Metric 3). The Queensland Government currently reports a measure of renewable energy generation in Queensland as a proportion of electricity consumption within Queensland (excluding exports). i.e. An estimate of the proportion of electricity consumed in Queensland that is generated from renewable sources.

Queensland Sustainability Report, November 2021	Page	26

Metric 5: Electricity generation by fuel type (non-renewable and renewable), calendar year

Queensland’s total and by fuel type electricity generation for renewable and non-renewable fuels in a calendar year.

Table: Electricity generation in Queensland, by fuel type, physical units

	2015	2016	2017	2018	2019	2020

GWh

Non-renewables fuels:

Black Coal	46,368.5	49,884.2	52,444.3	52,946.8	50,114.1	47,083.9

Natural Gas	15,770.3	12,532.9	11,661.4	10,416.2	10,564.1	11,531.3

Oil Products	1,080.3	1,172.0	1,164.2	1,024.1	1,000.8	985.0

Total non-renewable	63,219.1	63,589.1	65,269.8	64,387.1	61,679.0	59,600.2

Renewable fuels:

Biomass	1 639.6	1 540.8	1 422.2	1 378.7	1 269.4	1 218.2

Wind	30.8	26.6	28.5	140.6	624.5	1 364.5

Hydro	506.9	543.5	662.1	825.2	1,067.7	650.8

Large-scale solar PV	8.0	17.1	85.8	818.6	2,733.4	3,396.0

Small-scale solar PV	1 922.7	2 177.4	2,525.5	3,024.1	3,692.5	4,607.3

Geothermal	0.4	0.4	0.3

Total renewable	4,108.4	4,305.8	4,724.4	6,187.1	9,387.4	11,236.7

Renewable (%of Total)	6.1%	6.3%	6.7%	8.8%	13.2%	15.9%

Total	67,327.5	67,894.9	69,994.2	70,574.2	71,066.5	70,836.9

Source: Department of the Industry, Science, Energy and Resources, Australian Energy Update, 2021, Table O..

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. This table provides total electricity generation in Queensland, by fuel type, and includes off-grid systems and generation by businesses and households for their own use. These figures are different to the metric used for reporting against Queensland’s 50% renewable energy target by 2030 (Metric 3). The Queensland Government currently reports a measure of renewable energy generation in Queensland as a proportion of electricity consumption within Queensland (excluding exports). i.e. An estimate of the proportion of electricity consumed in Queensland that is generated from renewable sources.

Metric 6: Primary energy consumption by fuel type, Gross State Product (GSP), population and energy intensity

Queensland’s total energy consumption and renewables on a per capita and percentage basis, energy intensity and productivity.

Table: Primary energy consumption by fuel type, Queensland

	2008–	2009–	2010–	2011–	2012–	2013–	2014–	2015–	2016–	2017–	2018–	2019–

	09	10	11	12	13	14	15	16	17	18	19	20

Coal (PJ)	629	548	497	482	473	443	485	518	544	571	554	524

Oil (PJ)	470	467	483	505	514	530	554	541	563	580	565	536

Gas (PJ)	188	196	191	246	240	256	293	295	308	301	293	312

Renewables (PJ)	77	107	99	100	114	110	123	120	130	121	124	127

Statistical Discrepancy	-18	-23	-20	-17	-7	-3	-22	-13	-15	-24	-20	-22

Total (PJ)	1,346	1,294	1,250	1,315	1,334	1,336	1,433	1,462	1,529	1,547	1,516	1,477

Population (Millions)	4.33	4.40	4.48	4.57	4.65	4.72	4.78	4.85	4.93	5.01	5.09	5.18

Renewables on a per capita basis (GJ/person)	17.9	24.4	22.1	21.8	24.6	23.2	25.6	24.8	26.3	24.1	24.3	24.5

GSP ($ million)	286,2	292,1	294,8	312,0	320,9	328,2	330,9	338,8	347,4	360,6	363,9	361,7
	09	81	31	40	69	37	46	39	45	46	75	09

Energy consumption per capita (GJ/Person)	310.9	293.9	279.1	287.7	286.8	283.0	300.0	301.7	310.3	308.9	297.5	285.5

Queensland Sustainability Report, November 2021	Page	27

Energy Intensity (GJ/$ million)	4,702	4,430	4,238	4,213	4,157	4,070	4,331	4,314	4,401	4,291	4,164	4,085

Energy Productivity ($ million/PJ)	212.7	225.7	235.9	237.4	240.5	245.7	230.9	231.8	227.2	233.1	240.2	244.8

Source: Department of Industry, Science, Energy and Resources, Australian Energy Statistics, Table C, September 2021.

Population – Australian Bureau of Statistics, National, state and territory population, Mar quarter 2021. Population as at 30 June each year.

GSP – Australian Bureau of Statistics, Australian National Accounts: State Accounts, 2020-21, CVM (2019–20 reference year). Note calculations for Energy Intensity (GJ/$ million) and Energy Productivity ($ million/PJ) are based on this dataset.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. This table provides total electricity generation in Queensland, by fuel type, and includes off-grid systems and generation by businesses and households for this own use. These figures are different to the metric used for reporting against Queensland’s 50% renewable energy target by 2030 (Metric 3). The Queensland Government currently reports a measure of renewable energy generation in Queensland as a proportion of electricity consumption within Queensland (excluding exports). i.e. An estimate of the proportion of electricity consumed in Queensland that is generated from renewable sources.

Metric 7: Forest Conversions

Queensland’s primary and secondary forest conversions and net clearing of forests.

Table: Net clearing of Forests, Queensland

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

‘000 ha

Annual area of primary forest converted	73	52	42	38	42	42	41	42	38	42	23

Annual area of secondary forest converted	196	171	169	193	281	256	252	293	278	258	169

Annual areas of identified regrowth	340	281	261	342	316	368	337	328	213	184	183

Net clearing of forests (conversions identified less regrowth)	-72	-58	-50	-111	7	-71	-44	7	103	116	9

Source: Australian Government, Department of Industry, Science, Energy and Resources

Activity Table 1990-2019—LULUCF (table 7)

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 8: Flora and fauna species rated either vulnerable, endangered or extinct in the wild (threatened species)

Queensland’s extinct, endangered or vulnerable species of fauna or flora.

Table: Threatened wildlife, Queensland, as at 30 April 2021

Threatened wildlife	Extinct in the Wild	Endangered	Vulnerable	Total

Count of Species

Fauna:

Amphibians	3	17	16	36

Birds	1	30	34	65

Cartilaginous fish	0	1	0	1

Ray-finned fish	0	4	5	9

Mammals	8	20	26	54

Reptiles	0	19	31	50

Insects	0	3	5	8

Decapods	0	9	1	10

Molluscs	0	2	1	3

Fauna Total	12	105	119	236

Flora:

Ferns and fern allies	8	19	34	61

Cycads, conifers	0	10	15	25

Flowering plants	10	271	416	697

Green algae	0	0	1	1

Flora Total	18	300	466	784

Queensland Sustainability Report, November 2021	Page	28

Threatened wildlife	Extinct in the Wild	Endangered	Vulnerable	Total

Total	30	405	585	1,020

Source: Nature Conservation (Animals) Regulation 2020 and the Nature Conservation (Plants) Regulation 2020.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Table: Threatened wildlife, Queensland, 20 September 2019 and 30 April 2021

Threatened wildlife	20-Sep-19	30-Apr-21

Fauna

Amphibians	35	36

Birds	65	65

Cartilaginous fish	1	1

Ray-finned fish	8	9

Mammals	54	54

Reptiles	52	50

Insects	8	8

Decapods	2	10

Molluscs	3	3

Fauna total	228	236

Flora

Ferns and fern allies	65	61

Cycads, conifers	12	25

Flowering plants	655	697

Green algae	1	1

Flora total	733	784

Total	961	1,020

Source: Nature Conservation (Wildlife) Regulation 2006 (unpublished data); Nature Conservation (Animals) Regulation 2020 and the Nature Conservation (Plants) Regulation 2020.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 9: Forest area by forest type

Queensland total forest area size and by type.

Table: Protected Areas- Parks, Forests and Reserves by estate type, Queensland, 2018, 2020 and 2021

Estate type	Land Area (km2)

	1-May-18	5-Jun-20	26-Jul-21

National Park	97,683	98,071	98,227

State Forest	31,037	31,045	31,046

Timber Reserve	663	663	663

Forest Reserve	541	540	540

Total	129,924	130,320	130,477

Source: Queensland Department of Environment and Science, Protected Areas of Queensland.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 10: Marine Park Area

Queensland’s Marine Park area size for Great Barrier Reef, Moreton Bay, Great Sandy.

Table: Marine Parks, 2017

Marine Park	Area (km2)

Great Barrier Reef Coast	63,262

Moreton Bay	3,463

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Marine Park	Area (km2)

Great Sandy	5,933

Total	72,658

Source: Queensland Department of Environment and Science.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 11: Agricultural and forest land

Queensland’s agricultural and forest land area by main use type.

Table: Proportion of total land area that can be used for some form of agriculture

	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20

Main Agricultural Land Use -area (km2)

Crops	33,515	32,267	31,812	34,577	31,810	31,670

Grazing	1,187,167	1,166,021	1,293,725	1,296,509	1,230,342	1,204,036

Forestry	480	3,094	1,950	2,118	2,535	1,765

Other	206	342	231	157	231	215

Total	1,221,367	1,201,723	1,327,718	1,333,361	1,264,919	1,237,685

Agricultural land area as a per cent of total land area	70.6	69.5	76.7	77.1	73.1	71.5

Source: 2014–15 to 2016–17: Australian Bureau of Statistics, Land Management and Farming in Australia, various years, cat. no. 4627.0. 2017–18 to 2019–20: Australian Bureau of Statistics, Agricultural Commodities, Australia, various years, cat. no. 7121.0.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Queensland Sustainability Report, November 2021	Page	30

Social ESG datasets

Metric 12: Research and Experimental Development expenditure, Business

Queensland’s expenditure on research and experimental development.

Table: Research and experimental development expenditure, business, Queensland

	2011–12	2013–14	2015–16	2017–18	2019-20

R&D ($ millions)	2,499	2,700	1,956	1,912	2,235

GSP ($ millions)	277,285	288,777	301,080	349,485	361,709

R&D as a per cent of GSP (percent)	0.9%	0.9%	0.6%	0.5%	0.6%

Source: Australian Bureau of Statistics, Australian National Accounts: State Accounts, 2020-21, cat. no. 5220.0; ABS, Research and Experimental Development, Businesses, Australia, various years, cat. no. 8104.0.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. Data is in current prices.

Metric 13: Research and Experimental Development expenditure, Government and Private Non-Profit Organisations (NPO)

Queensland’s expenditure on research and development and as a percentage of gross state product.

Table: Research and Experimental development expenditure, government and private non-profit organisations (NPO)

	2012–13	2014–15	2016–17	2018–19

R&D ($ millions)	568	563	590	673

GSP ($ millions)	281,010	294,115	327,715	366,025

R&D as a per cent of GSP (percent)	0.2%	0.2%	0.2%	0.2%

Source: Australian Bureau of Statistics, Research and Experimental Development, Government and Private Non-Profit Organisations, Australia, various years, cat. no. 8109.0, Australian Bureau of Statistics, Australian National Accounts: State Accounts, 2020-21, cat. no. 5220.0.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. Data is in current prices.

Metric 14: Selected Labour Force Statistics

Queensland’s labour force participation rate, ratio of female to male labour force and unemployment rates.

Table: Selected Labour Force Statistics, Queensland (year-average)

	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20	2020–21

Labour force participation rate (persons aged 15 to 64 years)	77.2	77.4	76.7	78.3	78.3	78.0	79.3

Gap between male and female labour force participation rates (aged 15 to 64 years)	10.4	10.1	9.6	9.0	8.3	9.0	8.1

Unemployment rate (persons aged 15 to 64 years)	6.6	6.3	6.4	6.2	6.3	6.6	6.9

Youth unemployment rate (persons aged 15 to 24 years)	14.2	12.8	13.5	13.1	13.1	15.2	13.6

Source: Australian Bureau of Statistics, Labour Force, Australia, Detailed, cat. no. 6291.0.55.001.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Queensland Sustainability Report, November 2021	Page	31

Metric 15: Percentage of women appointed to government boards

The percentage of women appointed to Queensland Government boards each year. The metric refers to all significant appointments made in the financial year on all Queensland government bodies on the Queensland Register of Appointees other than those ‘out of scope’ government bodies and positions. The following are considered ‘out of scope’ (i) Bodies established to meet inter-jurisdictional agreements (ii) Full-time or part-time statutory office holders (iii) Courts and tribunals, and (iv) Government and non-government ex-officio positions.

Table: Proportion of women appointed to government boards

	2017–18	2018–19	2019–20	2020–21

Percentage of women appointed to Queensland Government boards	47.5%	52%	54.5%	53%

Sources: Queensland Department of Justice and Attorney-General Annual Report 2020-21; Queensland Department of Child Safety, Youth and Women 2018-19 Annual Report.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 16: Family violence counselling service users with cases finalised or closed

The Queensland Government counts the number of users of family violence counselling services that have their cases closed or finalised as result of the majority of needs being met. The government targets 20,000 case closures per year.

Table: Number of family violence counselling service users with cases closed

	2019–20	2020-21

Number of domestic and family violence counselling services user with cases closed	24,442	23,816

Sources: Queensland Department of Justice and Attorney-General Annual Report 2020-21.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 17: Expenditure per child in government funded schools

Total expenditure on Queensland’s students from both state and Australian governments.

Table: Real Australia, state and territory government recurrent expenditure per student, (2018-2019 dollars) ($ per FTE student), Queensland

	2009–10	2010–11	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19

Australian Government payments for school education services	1,674	1,824	2,043	1,975	2,159	2,361	2,564	2,888	3,047	3,146

Queensland government recurrent expenditure	15,128	15,093	15,113	14,969	14,539	14,817	15,079	15,176	15,430	15,608

Total	16,802	16,917	17,156	16,944	16,699	17,178	17,643	18,064	18,477	18,754

Source: Productivity Commission, Report on Government Services, 2021

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 18: Percentage of Year 7 children achieving at or above the national minimum standards for reading

Percentage of Queensland children achieving at or above the national minimum standards for reading.

Table: Percentage of Year 7 children achieving at or above the national minimum standards for reading, Queensland

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Year 7 (per cent)	92.9	92.9	94.6	94.3	93.3	93.6	94.4	95.8	94.6	93.9	94.1	95.0	n.a.	93.1

Source: Australian Curriculum, Assessment and Reporting Authority, NAPLAN results, various years.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Queensland Sustainability Report, November 2021	Page	32

Metric 19: Percentage of persons aged 20 to 64 years with a non-school qualification

Queensland’s percentage of persons with a non-school qualification, i.e., includes qualifications at the certificate III or IV levels, bachelor’s degree, and other post-graduate levels,

Table: Per cent of persons aged 20-64 years with a non-school qualification (as a per cent of total persons aged 20-64 years), Queensland

As at May	2014	2015	2016	2017	2018	2019	2020	2021

Non-school qualification per cent	61.6	62.0	62.8	63.3	63.3	65.5	67.1	66.0

Source: Australian Bureau of Statistics, Survey of Education and Work, May 2021, cat. no. 6227.0.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. Data may be randomly adjusted to avoid the release of confidential data.

Metric 20: Public hospital workforce – average full time equivalent (FTE) per 1,000 population

Queensland’s number of full time equivalent hospital workforce by type per 1,000 Queenslanders.

Table: Public hospital workforce-average FTE per 1,000 persons

	2015–16	2016–17	2017–18	2018–19

FTE per 1,000 persons

Salaried medical officers	2.0	2.0	2.1	2.2

Nurses	6.2	6.4	6.6	6.8

Diagnostic and allied health	1.9	2.0	2.0	2.1

Total	10.1	10.4	10.7	11.1

Source: Productivity Commission, Report on Government Services, 2021.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. Latest data are 2018-19 (released in 2021 report).

Metric 21: Prevalence of overweight adults and children

Percentage of Queensland adults and children by gender that are overweight or obese.

	Overweight			Obese			Overweight or obese

	Males	Females	Persons	Males	Females	Persons	Males	Females	Persons

Adults

2011–12	40.4	29.4	34.9	32.8	28.9	30.9	73.2	58.2	65.8

2014–15	38.4	28.6	33.4	31.9	28.4	30.2	70.7	56.6	63.6

2017–18	39.0	28.2	33.5	33.9	30.7	32.4	72.9	59.3	65.9

Children

2011–12	15.7	19.0	17.9	8.1	9.0	9.4	23.8	28.0	27.3

2014–15	16.9	17.7	17.9	6.6	8.2	7.5	24.6	25.3	24.6

2017–18	17.4	13.9	15.4	9.8	8.4	8.7	26.2	21.7	24.5

Source: Australian Bureau of Statistics, National Health Survey, cat. no. 4364.0.55.001 (various editions).

Australian Bureau of Statistics, Australian Health Survey: Updated Results, 2011–12, cat. no. 4364.0.55.003.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. The sum of components may not add to totals due to random adjustments by the Australian Bureau of Statistics to avoid the release of confidential data.

Metric 22: Infant Mortality Rate

Queensland’s number of infant mortality rate per 1,000 live births.

Table: Infant mortality rates – death before reaching one year of age per 1,000 live birth, Queensland

Given Year	2014	2015	2016	2017	2018	2019	2020

Infant mortality rate (per 1,000 live births)	4.4	4.2	4.0	4.3	3.5	4.1	3.8

Source: Australian Bureau of Statistics, Deaths, Australia, 2019, cat. no. 3302.0.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Queensland Sustainability Report, November 2021	Page	33

Metric 23: Life Expectancy

Life expectancy at birth in Queensland.

Table: Life expectancy at birth, Queensland

Given Year	2012–14	2013–15	2014–16	2015–17	2016–18	2017–19	2018– 2020

Males	79.9	80.0	80.1	80.0	80.2	80.3	80.6

Females	84.2	84.3	84.5	84.4	84.7	84.8	85.1

Source: Australian Bureau of Statistics, Life Tables, States, Territories and Australia, various editions, cat. no. 3302.0.55.001.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 24: Life expectancy – Aboriginal and Torres Strait Islander Queenslanders (First Nations peoples)

Life expectancy of the Aboriginal and Torres Strait Islander population at birth.

Table: Life expectancy at birth, Aboriginal and Torres Strait Islander population of Queensland

Given Year	2005–07	2010–12	2015–17

Males	68.3	68.7	72.0

Females	73.6	74.4	76.4

Source: Australian Bureau of Statistics, Life Tables for Aboriginal and Torres Strait Islander Australians, various editions, cat. no. 3302.0.55.003.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 25: Equivalised disposable household income

Mean income for lowest income quintile and average mean income per week as well as the percentage of households in the lowest income quintile in Queensland.

Table: Select equivalised disposable household income statistics, Queensland

Financial Year	2007–08	2009–10	2011–12	2013–14	2015–16	2017–18

Mean income per week-adjusted lowest income quintile ($)	419	410	409	421	441	427

Mean income per week-all persons ($)	1,015	967	1,009	1,029	994	997

Lowest income quintile mean income as a % of all household mean income	41.3	42.4	40.5	40.9	44.4	42.8

Source: Australian Bureau of Statistics, Household Income and Wealth, 2017–18, cat. no. 6523.0.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 26: Percentage of persons (25 to 64 years) who were employed by Indigenous status

Queensland’s percentage of Aboriginal and Torres Strait Islander population who are employed compared to the employment rate for Queensland’s non-Indigenous population.

Table: Percentage of persons (25 to 64 years) who were employed by Indigenous status

Given Year	1991	1996	2001	2006	2011	2016

Aboriginal and Torres Strait Islander (%)	46.9	49.3	50.4	57.7	54.1	52.1

Non-Indigenous (%)	67.6	69.2	70.0	74.9	76.1	75.8

Source: Extracted from Closing the Gap website (as at 11 Sep 20); Australian Census of Population and Housing, 1991–2016.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. Calculations exclude the population whose labour force status was ‘not stated’; and overseas visitors.

Counts are based on a person aged 25 to 64 years of age by place of usual residence.

Queensland Sustainability Report, November 2021	Page	34

Metric 27: Age dependency ratio

Queensland’s age dependency ratio as a percentage of the labour force population.

Table: Persons aged 65 years and over as a percentage of the labour force – 15 to 64 years labour force, and full labour force (age dependency ratio)

Given Year	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20	2020–21

Aged dependency ratio (labour force 15-64 years)%	27.9	28.8	29.8	30.0	30.7	31.6	32.2

Aged dependency ratio (labour force total) %	27.1	27.8	28.9	28.8	29.5	30.4	30.8

Source: Australian Bureau of Statistics, Labour Force, Australia, Detailed, cat. no. 6291.0.55.001.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary. Civilian population and labour force estimates are based on 12-month averages of monthly data.

Governance ESG datasets

Metric 28: Growth of Gross State Product

Queensland’s and Australia’s Gross State and Domestic Product.

Financial year	2009–10	2010–11	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20	2020–21

Queensland (%)	2.1	0.9	5.8	2.9	2.3	0.8	2.4	2.5	3.8	0.9	-0.6	2.0

Australia (%)	2.2	2.5	3.9	2.6	2.6	2.2	2.7	2.3	2.9	2.1	0.0	1.5

Sources: Australian Bureau of Statistics, Annual State Accounts 2020-21,cat.no. 5220.0.

Notes: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 29: General Government Sector Net Operating Balance, Actual

Queensland’s general government sector net operating balance.

Financial year	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20	2020-21

Net Operating	-4,558	488	420	668	2,825	1,750	985	-5,728	-937
Balance ($ millions)

Source: Queensland State Budget 2021–22 Budget Paper 2 Appendix D; Queensland Report on State Finances 2020-21.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary.

Metric 30: General Government Sector Borrowing Costs, Actual

Queensland’s general government sector borrowing costs.

Financial year	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20	2020-21

Borrowing Costs	1,940	2,200	2,328	2,220	1,722	1,614	1,581	1,486	1,619
($ millions)

Source: Queensland State Budget 2021–22 Uniform Presentation Framework Other Interest Expense; Queensland Report on State Finances 2020-21 Other Interest Expense.

Note: This is the most current available data as at November 2021, for further information on the data presented in this table please refer to the Data Dictionary

Queensland Sustainability Report, November 2021	Page	35